[Letterhead of Sutherland Asbill & Brennan LLP]

CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218

Internet: cynthia.krus@sutherland.com

March 29, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:    Spectrum Brands Holdings, Inc. – Form S-4 Registration Statement

Dear Sir/Madam:

On behalf of Spectrum Brands Holdings, Inc. (the “Company”), we transmitted for filing pursuant to the Securities Act of 1933, as amended, the Company’s registration statement on Form S-4 (the “Registration Statement ”) on March 29, 2010. The applicable filing fee for the submission of the Registration Statement in the amount of $54,421.86 was deducted from the Company’s EDGAR account.

If you have any questions or comments regarding the Registration Statement, please do not hesitate to call me.

Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus

CMK/v